

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 21, 2010

via U.S. mail and facsimile

Mr. Brian Lin, CEO
China Fire & Security Group, Inc.
B-2502 TYG Center, C2
Dongsanhuanbeilu,
Chaoyang District, Beijing 100027,
People's Republic of China

> **RE:** **China Fire & Security Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010,**
> **June 30, 2010, and September 30, 2010**
> **File No. 1-33588**

Dear Mr. Lin:

We have reviewed your response letter dated December 13, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
Critical Accounting Policies and Estimates, page 37

1. We note your response to comment 8 in our letter dated November 29, 2010. Specifically, you state that the draft disclosures you provided in your response letter dated November 1, 2010, for comment 6 are included in your third quarter of fiscal

year 2010 Form 10-Q. However, the disclosures on pages 37 to 39 of your third quarter of fiscal year 2010 Form 10-Q do not agree to the draft disclosures you provided in your November 1, 2010 response letter but rather seem similar to the disclosures you included in your fiscal year 2009 Form 10-K. As previously requested, please confirm to us that you will provide the draft disclosures you included in your response letter dated November 1, 2010 in your next periodic report.

Results of Operations, page 39

2. We note your response to comment 9 in our letter dated November 29, 2010. Based on the information provided, it appears as though the weighted average gross profit margin for your iron and steel industry contracts has declined for the three- and nine-months ended September 30, 2010, as compared to the prior periods. If this is correct, please clarify your discussion and analysis in future filings to specifically state as such. Please also provide investors with an explanation for the significant decline in gross profit margins for your iron and steel industry system contracting projections. Please advise and confirm that you revise your explanation in your next periodic report.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief